Exhibit 99.1

Investor presentation NASDAQ: SVRE | TASE: SVRE OCTOBER 2022

FORWARD - LOOKING STATEMENTS This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties . Such statements include, without limitation, references to the SaverOne 2014 Ltd . (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations . Forward - looking statements include, but are not limited to, statements about : the ability of our technology to substantially improve the safety of drivers ; our planned level of revenues and capital expenditures and our belief that our existing cash and the net proceeds from this offering will be sufficient to fund our operations for at least the next 12 months ; our ability to market and sell our products ; our plans to continue to invest in research and development to develop technology for both existing and new products ; our intention to advance our technologies and commercialization efforts ; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology ; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights ; our expectations regarding future changes in our cost of revenues and our operating expenses ; our expectations regarding our tax classifications ; interpretations of current laws and the passage of future laws ; acceptance of our business model by investors ; the ability to correctly identify and enter new markets ; the impact of competition and new technologies ; general market, political and economic conditions in the countries in which we operate ; projected capital expenditures and liquidity ; our intention to retain key employees, and our belief that we maintain good relations with all of our employees ; the impact of the COVID - 19 pandemic, and resulting government actions on us ; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final Prospectus on From 424 b 4 filed with the SEC on June 6 th, 2022 . In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future . These forward - looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance . We may not actually achieve the plans, intentions or expectations disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements . Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward - looking statements we make . You are cautioned not to place undue reliance on forward - looking statements . Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law .

On a mission to save lives on the roads.

SAVERONE AT A GLANCE

SAVERONE

Who is SaverOne

We have developed proprietary technology to create an innovative two-tier solution:

- Stop **driver's cell phone** distraction.
- Protect **pedestrians** (VRU's).

What Do We Provide

Advanced driver and pedestrian safety solution:

- Identify **cell phones** located in the **driver's** vicinity and block use of dangerous apps.
- Identify **Pedestrians** entering the road.

What Do We Solve

The Company's patented solution eliminates driver's distractions from mobile apps and identifies pedestrians, keeping the **driver focused on the road** and not on the cellphone, **preventing mobile distractions related accidents** from happening.

Israel	2014	TASE: SVRE Nasdaq: SVRE*	40+	40+	20+
Headquarters	Year Founded		Employees	Active Customers	Diverse IP Portfolio Registered & Pending

* U.S. IPO in June 2022

Convert live pilots into commercial contracts within Israel 2022 Launch Gen 2.0 Global expansion Launch fully integrated OEM products Expand to other verticals New platform with an improved performance and user experience Supports 5G cellular technology across the world Lower production costs to improve margin and competitive positioning Reduced size, improving installation and operational efficiency THE NEW GEN 2.0 SOLUTION ENABLES RAPID GLOBAL EXPANSION GEN 2.0 HIGHLIGHTS

Target markets: *Vulnerable Road Users and pedestrians SAVERONE’S OFFERING IN - CABIN DRIVER DISTRACTION PREVENTION [ Commercial solution ] • Automatically identify which phone belongs to the driver, applying the Safe - Mode only onto it • Distinguish dangerous apps, like texting and social media, from non - dangerous ones, like navigation • Aftermarket fleets (Commercial Vehicles) • OEMs (Vehicle manufacturers) VRU * SAFETY SOLUTION - “ SENSOR - 4” [ In development ] • OEMs (Vehicle manufacturers) • Autonomous vehicle (Commercial & Passenger) • Detecting distracted VRUs, preventing collisions • Enhancing the ADAS sensor suite CORE TECHNOLOGY , BASED ON MOBILE RF FOOTPRINT , USING SIGNAL PROCESSING AND AI NEW VRU TECHNOLOGY

IN - CABIN DRIVER DISTRACTION PREVENTION

DISTRACTED DRIVING

1.35M
Annual traffic fatalities worldwide[1]

$850B+
Total economic costs of traffic accidents in the U.S. each year[2]

$60B
Amount distracted driving costs employers[3]

$11M
Average settlement cost for a fatal accident involving a commercial fleet driver[4]

DISTRACTED DRIVING IS NOW A GLOBAL TRAFFIC SAFETY ISSUE

SAVERONE

Financial & Social Costs

- In the U.S. alone, 1.6 million traffic accidents[5] and ~4,600 fatalities[6] are directly caused by cell phone distraction every year

Difficult to Enforce

- Hard to witness violation when the phone is in the driver's lap
- Not always a primary offence—drivers can't get pulled over for only violating cell phone law

Fines Don't Discourage Actions

- U.S. local texting-while-driving fines can range from $20 to $1,000

Increased Government Regulations

- Regulators across the globe are attempting to combat this trend through increased regulatory activities

SAVERONE SOLUTION SaverOne offers a complete solution to stop drivers from texting while driving. We do this by: Automatically identifying which phone belongs to the driver Distinguishing dangerous applications, like texting and social media, from non - dangerous ones, like navigation Keeping the driver’s phone blocked while the vehicle is in motion Enabling fleet managers to decide which apps are permitted versus prohibited

SAVERONE’S GLOBAL POTENTIAL Israel has functioned as a Mega Pilot Program, showing SaverOne’s Global Potential 30+ Pilots Across Israel 40+ Active Customers 1,600+ Devices Ordered 1,100+ Device Installations Diversity of customer base (commercial fleets, privates, governmental organizations) as well as diversity of automobile types (trucks, buses, private cars, etc.,) Israel has similar regulatory regime as Europe & the U.S. Israeli customers are demanding and exacting on technology performance, service offering and pricing Multiple active customers are international companies who can be targeted for future global expansion

SELECTED CUSTOMERS AND STRATEGIC PARTNERS Technology & telecom Government & authorities Industry & manufacturing Infrastructure & natural resources Logistics & transportation Transport & vehicle MILLENIUM GROUP

NEW VRU TECHNOLOGY

13 THE CHALLENGE: VRU SAFETY Vulnerable - Road - Users (VRUs): pedestrians and cyclists are ‘glued’ to their smartphones • VRUs are estimated to be 70% of the death cases in urban accidents, almost 40% of them are pedestrians [1]. • Safety risks of pedestrian crossing points with reduced visibility are high The challenge increases due to: • Adverse weather conditions & Non - Line - of - Sight (NLoS) – where performance of Radar, Lidar and Camera is degraded • Limited performance of Radar, Lidar and Camera in providing vehicle’s situational awareness * * Situational awareness is having an accurate understanding of 'what is going on' relating to the situation or system of context to the vehicle

14 DEGRADATION OF CURRENT SENSORS’ PERFORMANCE Cities are dangerous for VRUs. The deadliest statistics are for NLoS scenarios, then low - visibility. Detecting VRUs in NLoS and adverse weather is a challenge for the automotive sensors . Under ideal conditions , the perception systems (Camera, Radar & Lidar) provide enough information to secure safety to mobility. In practice , several challenges impede these sensors’ operability and demonstrate their poor performance under realistic adverse weather , such as rain, snow, fog, and hail [2] [3] . 21% of vehicle crashes annually are due to adverse weather conditions , and approximately half (46%) of weather - related accidents are caused by rain [4] . Most pedestrian deaths occurred in urban settings (80%), on open roads (76%) vs. intersections (24%), and during dark lighting (76%). Most occur on Saturdays (1,005) [5] . Weather, Non - line - of - site, lightning conditions

15 Pedestrians accounted for approximately 17% of traffic deaths [2020]. Most pedestrians are struck by the front of the vehicle (83%). Only 1.3% of fatally injured pedestrians are struck by the rear of the vehicle , while 3.0% are struck by the right side. Texting and walking caused over 11,000 injuries and over 5,000 pedestrian deaths [2019] [7] . In one study, 60% of walkers veered off course when texting, with serious alterations in the style and gait of walkers when texting. The topic of the use of mobile devices by VRU (“distracted VRU”) is much less explored in comparison to the use of the distracted drivers [8] . DISTRACTED PEDESTRIANS, U.S. STATISTICS Stat: National Highway Traffic Safety Administration (NHTSA) [6]

SAVERONE - ENHANCING THE ADAS SENSOR SUITE Automatic braking, Pedestrian Detection, Collision Avoidance Lane Keeping System Traffic Sign Recognition Adaptive cruise control Surround View Blind Spot Detection Park Assist Rear Collision Warning Surround View Surround View Park Assist Blind Spot Detection Cross Traffic Alert Ultrasonic Short/Medium range RADAR LIDAR INNOVIZ / OPSYS Camera NEXAR / BRIGHTWAYVISION Long - range Radar RFISEE / VAYYAR

SAVERONE - ENHANCING THE ADAS SENSOR SUITE Automatic braking, Pedestrian Detection, Collision Avoidance Lane Keeping System Traffic Sign Recognition Adaptive cruise control Surround View Blind Spot Detection Park Assist Rear Collision Warning Surround View Surround View Park Assist Blind Spot Detection Cross Traffic Alert Ultrasonic Short/Medium range RADAR LIDAR INNOVIZ / OPSYS Camera NEXAR / BRIGHTWAYVISION Long - range Radar RFISEE / VAYYAR Cellphone RF wave SAVERONE

18 technology enhances the performance of the sensor team (Camera, Lidar and Radar) through its superior abilities to deal with the NLoS, adverse weather conditions and low - visibility in a way that no other sensor can is the only sensor that detects if the VRU is distracted by his smartphone alerts the driver / ADAS in real - time about the estimated time - to - collision does not need an application on the VRU’s smartphone for the detection SAVERONE SOLUTION Detecting VRUs based on their RF footprint using Signal Processing and AI

19 Lidar Radar Camera SaverOne Primary Technology Laser beam Radar wave Light Cellphone RF wave Affected by weather conditions Affected Affected Affected Unaffected Affected by lighting conditions Unaffected Unaffected Affected Unaffected NLoS* susceptibility Poor Poor Poor Good Detects distracted Pedestrians Poor Poor Poor Very Good Significantly enhancing the performance of existing sensors * Non - Line - of - Sight SAVERONE VRU TECHNOLOGY OVERCOMES CURRENT SENSORS’ LIMITATIONS

Complete Successful POC with Major European Truck OEM, Demonstrating the VRU technology RECENT MILESTONES LEADING TO ACCELERATED GROWTH Second Generation Technology and Global After Market Product Launch Signed MOU with Iveco for integration of SaverOne’s technology Global Expansion ADAS Market OEM Solution

EXPERIENCED MANAGEMENT TEAM

SAVERONE



Jacob Tenenboim
Chairman

- Over 35 years of experience in management and entrepreneurship in the technology arena
- In addition to executing numerous M&A transactions, Jacob has led ~10 companies and startups to successful exits within various areas of the high-tech industry



Tony Klein
Chief Financial Officer

- Over 15 years of experience in the financial management of public companies
- Prior to SaverOne, Tony served as CFO for Electreon & Cannbit companies, as well as holding various senior management positions with PwC



Ori Gilboa
Chief Executive Officer

- Over 25 years of experience in the automotive and retail industry
- Prior to SaverOne, Ori served as CEO for James Richardson and the Negev Group, as well as General Manager of the auto division for Mayer's cars and trucks



Aviram Meidan
Vice President Research & Development

- Over 20 years of experience in automotive products' development and global roll-out.
- Experienced in developing multidisciplinary systems and managing development groups



Yossi Cohen
Chief Operating Officer & Co-Founder

- Over 20 years of experience in leading global operations in the high-tech arena
- Prior to SaverOne, Yossi served as Senior Manager of Program Management & Business Operations with Motorola Solutions



Israel Eybi
Chief Marketing and Sales Officer

- Over 25 years of experience in sales and business strategies
- Prior to SaverOne, Israel served as Chief Customer Officer at the Bezeq Group, as well as Chief Customer Officer at Pelephone.

Talented Leaders • Strong management with 100+ years of combined experience • Clear mission, laser focus and demonstrated success • Deep knowledge in automotive safety and insurance Visionary, Disruptive Technology • Fast, accurate and robust identification of driver location • Global leadership in preventive solutions • Deep AI domain use Strong Market Validation • Demonstrated successful programs with top - tier global companies • Case study with major OEMs to be replicated globally Recurring Value • Optimal SaaS product with a massive TAM • Growth engine for vehicle manufacturers to drive recurring value Humanitarian Signature • Potential to create a global, historic mark on humanity SAVERONE - THE WINNING FORMULA

Ensure Safe Driving www.saver.one

REFERENCES 1 Mikusova, Miroslava, Joanna Wachnicka, and Joanna Zukowska. "Research on the Use of Mobile Devices and Headphones on Pedestrian Crossings — Pilot Case Study from Slovakia." Safety 7.1 (2021): 17. 2 Zang, Shizhe, et al. "The Impact Of Adverse Weather Conditions On Autonomous Vehicles: How Rain, Snow, Fog, And Hail Affect The Performance Of A Self - driving Car." IEEE vehicular technology magazine 14.2 (2019): 103 - 111. 3 Vargas, Jorge, et al. "An Overview Of Autonomous Vehicles Sensors And Their Vulnerability To Weather Conditions." Sensors 21.16 (2021): 5397.. 4 NHTSA: How Do Weather Events Impact Roads? , 2020 5 https://injuryfacts.nsc.org/motor - vehicle/road - users/pedestrians/ , 2019 6 https://injuryfacts.nsc.org/motor - vehicle/road - users/pedestrians/ , 2019 article 7 https://www.jvelasquezlaw.com/texting - while - walking - is - dangerous/ , 2020 article 8 Mikusova, Miroslava, Joanna Wachnicka, and Joanna Zukowska. "Research on the Use of Mobile Devices and Headphones on Pedestrian Crossings — Pilot Case Study from Slovakia." Safety 7.1 (2021): 17.